
October 8, 2020

Laura J. Schumacher, Esq.
Vice Chairman, External Affairs and Chief Legal Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

   Re: AbbVie Inc.
       Registration Statement on Form S-4
       Filed October 2, 2020
       File No. 333-249277

Dear Ms. Schumacher:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alan Campbell at 202-551-4224 with any questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Life Sciences

cc: Sophia Hudson, P.C.